EXHIBIT 99.1

5 November 2019

National Grid plc ('National Grid')
Director’s Other Appointments
In accordance with Listing Rule 9.6.14(2), National Grid notes that Therese Esperdy, a Non-executive Director and Chair of the Finance Committee, will be appointed as Chair of the Board of Imperial Brands PLC with effect from 1 January 2020.
National Grid further notes that Mark Williamson, Senior Independent Director and Chair of the Audit Committee, will step down as Chair of the Board of Imperial Brands PLC with effect from 31 December 2019.
There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6).
Contact:
Ceri James, Assistant Company Secretary (+44 20 7004 3116)